UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

KIMBELL ROYALTY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

4943 5R1 02

(CUSIP Number)

Douglas E. Swanson, Jr.

EnCap Investments L.P.

9651 Katy Freeway, Suite 600

Houston, TX 77024

(713) 659-6100

With a copy to:

W. Matthew Strock

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, TX 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person MB Minerals, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	Sec Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 5,369,218 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,369,218 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,369,218 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.58% (2)
14	Type of Reporting Person PN

(1)

MB Minerals, L.P. (“MB Minerals”) is the direct holder of 5,369,218 common units (“OpCo Common Units”) representing limited liability company interests in Kimbell Royalty Operating, LLC, a Delaware limited liability company (“OpCo”), and an equivalent number of Class B units (“Class B Units”) representing limited partner interests in Kimball Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), which together are exchangeable for an equal number of common units representing limited partner interests (“Common Units”) in the Issuer. Opco Common Units, Class B Units and Common Units are collectively referred to herein as “Securities.”

(2)

This calculation is based on an assumed combined total of 70,876,853 Common Units outstanding. This assumed combined total outstanding consists of (a) a total of 64,950,333 Common Units outstanding as of April 28, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2023 (the “Quarterly Report”), (b) 557,302 Common Units issued pursuant to the Kimbell PSA (as defined below) and (c) assumes that all 5,369,218 Class B Units directly held by MB Minerals (along with an equivalent number of Opco Common Units, but no other of Class B Units or Opco Common Units) were exchanged for newly-issued Common Units on a one-for-one basis. There were a total of 15,484,400 Class B Units outstanding as of April 28, 2023, as reported by the Issuer in its Quarterly Report.

1	Name of Reporting Person Sabalo Midland Basin, Inc.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	Sec Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 5,369,218 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,369,218 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,369,218 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.58% (2)
14	Type of Reporting Person CO

(1)

Sabalo Midland Basin, Inc., a Delaware corporation (“Sabalo Midland Basin”), is the general partner of MB Minerals. MB Minerals directly holds 5,369,218 OpCo Common Units and an equivalent number of Class B Units, which together are exchangeable for an equal number of Common Units in the Issuer. Therefore, Sabalo Midland Basin may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by MB Minerals. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

This calculation is based on an assumed combined total of 70,876,853 Common Units outstanding. This assumed combined total outstanding consists of (a) a total of 64,950,333 Common Units outstanding as of April 28, 2023, as reported by the Issuer in its Quarterly Report, (b) 557,302 Common Units issued pursuant to the Kimbell PSA (as defined below) and (c) assumes that all 5,369,218 Class B Units directly held by MB Minerals (along with an equivalent number of Opco Common Units, but no other of Class B Units or Opco Common Units) were exchanged for newly-issued Common Units on a one-for-one basis. There were a total of 15,484,400 Class B Units outstanding as of April 28, 2023, as reported by the Issuer in its Quarterly Report.

1	Name of Reporting Person EnCap Energy Capital Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	Sec Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 4,541,914
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,541,914

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,541,914
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.93% (1)
14	Type of Reporting Person PN

(1)

This calculation is based on an assumed combined total of 65,507,635 Common Units outstanding. This assumed combined total outstanding consists of (a) a total of 64,950,333 Common Units outstanding as of April 28, 2023, as reported by the Issuer in its Quarterly Report and (b) 557,302 Common Units issued pursuant to the Kimbell PSA (as defined below).

1	Name of Reporting Person EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	Sec Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 5,369,218 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,369,218 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,369,218 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.58% (2)
14	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX”), is the sole stockholder of Sabalo Midland Basin, Inc. a Delaware corporation (“Sabalo Midland Basin”), which is the general partner of MB Minerals. MB Minerals directly holds 5,369,218 OpCo Common Units and an equivalent number of Class B Units, which together are exchangeable for an equal number of Common Units in the Issuer. Therefore, EnCap Fund IX may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by MB Minerals. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

This calculation is based on an assumed combined total of 70,876,853 Common Units outstanding. This assumed combined total outstanding consists of (a) a total of 64,950,333 Common Units outstanding as of April 28, 2023, as reported by the Issuer in its Quarterly Report, (b) 557,302 Common Units issued pursuant to the Kimbell PSA (as defined below) and (c) assumes that all 5,369,218 Class B Units directly held by MB Minerals (along with an equivalent number of Opco Common Units, but no other of Class B Units or Opco Common Units) were exchanged for newly-issued Common Units on a one-for-one basis. There were a total of 15,484,400 Class B Units outstanding as of April 28, 2023, as reported by the Issuer in its Quarterly Report.

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	Sec Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 9,911,132 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,911,132 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,911,132 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.98% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes 4,541,914 Common Units that are held of record by EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”), and 5,369,218 Class B Units (and an equivalent number of OpCo Common Units) that are held of record by MB Minerals. EnCap Partners GP is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, a Delaware limited liability company, which is the sole member of EnCap Investments GP, L.L.C., a Delaware limited liability company, which is the general partner of EnCap Investments L.P., which is the general partner of EnCap Equity Fund VIII GP, L.P. and EnCap Equity Fund IX GP, L.P., a Delaware Limited partnership, which are the sole general partners of EnCap Fund VIII and EnCap Fund IX, respectively. EnCap Fund IX is the sole stockholder of Sabalo Midland Basin, which is the general partner of MB Minerals. Therefore, EnCap Partners GP, through its indirect ownership and management of EnCap Fund VIII and MB Minerals, may be deemed to share the right to direct the vote or disposition of the reported Securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

This calculation is based on an assumed combined total of 70,876,853 Common Units outstanding. This assumed combined total outstanding consists of (a) a total of 64,950,333 Common Units outstanding as of April 28, 2023, as reported by the Issuer in its Quarterly Report, (b) 557,302 Common Units issued pursuant to the Kimbell PSA (as defined below) and (c) assumes that all 5,369,218 Class B Units directly held by MB Minerals (along with an equivalent number of Opco Common Units, but no other of Class B Units or Opco Common Units) were exchanged for newly-issued Common Units on a one-for-one basis. There were a total of 15,484,400 Class B Units outstanding as of April 28, 2023, as reported by the Issuer in its Quarterly Report.

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 1, 2022 (“Amendment No. 1”), as further amended by Amendment No. 2 filed on July 29, 2022 (“Amendment No. 2”) and as further amended by Amendment No. 3 filed on October 26, 2022 (“Amendment No. 3” and, together with the Original Schedule 13D, as so amended, the “Schedule 13D”).

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by MB Minerals, L.P., a Delaware limited partnership (“MB Minerals”), Sabalo Midland Basin, Inc., a Delaware Corporation (“Sabalo Midland Basin”), EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund IX, L.P., a Texas limited Partnership (“EnCap Fund IX”), and EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP,” collectively with MB Minerals, Sabalo Midland Basin, EnCap Fund VIII and EnCap Fund IX, the “EnCap Entities”). The EnCap Entities are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

The address of the principal office of MB Minerals and Sabalo Midland Basin is 800 North Shoreline Blvd., Suite 900 North, Corpus Christi, Texas 78401. The address of the principal office of the EnCap Fund VIII, EnCap Fund IX and EnCap Partners GP is 9651 Katy Freeway, Suite 600, Houston, Texas 77024. The principal business of each of EnCap Fund VIII and Fund IX is investing in securities of energy companies. The principal business of MB Minerals is to own oil and gas mineral interests. The principal business of Sabalo Midland Basin is to be the general partner of MB Minerals. The principal business of EnCap Partners GP is indirectly managing the EnCap Entities.

Information regarding the executive officers, managers or other control persons of MB Minerals, Sabalo Midland Basin, EnCap Fund VIII, EnCap Fund IX and EnCap Partners GP is set forth on Schedule A, Schedule B, Schedule C and Schedule D, respectively, attached hereto. Schedule A, Schedule B, Schedule C and Schedule D attached hereto set forth the following information as to each such person:

(i) name;

(ii) residence or business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

Other than as set forth on Schedule C attached hereto, during the last five years, to the best of the Reporting Person’s knowledge, no person named on Schedule A, Schedule B, Schedule C or Schedule D attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

Kimbell Royalty Partners Purchase and Sale Agreement

On April 11, 2023, MB Minerals entered into a purchase and sale agreement (the “Kimbell PSA”) by and among MB Minerals, Barry Clark, Michael F. Dignam Jr., Thomas A. Medary, Wayne A. Psencik (as “Sellers”) and Kimbell Royalty Partners, LP and Kimbell Royalty Operating, LLC (as “Buyers”), to, among other things, buy certain assets and rights, title and interests in and to certain mineral interests and related lands, for a Purchase Price (as defined in the Kimbell PSA) equal to the cash consideration in the amount of $51,784,229.88, combined with a stock consideration equal to $95,615,770.12, whereby MB Minerals received 5,369,218 Class B Units (and an equivalent number of OpCo Common Units) (the “MB Minerals Consideration Units”) at the close of the transaction on May 17, 2023.

In connection with the closing and pursuant to the Kimbell PSA, the Purchasers placed into escrow certain of the MB Minerals Consideration Units pending the outcome of potential claims related to a Title Defect (as defined in the Kimbell PSA) by the Buyers against the Sellers (such MB Minerals Consideration Units held in escrow, the “Indemnity Escrow Units”). The Indemnity Escrow Units are comprised of 827,712 OpCo Common Units (and an equivalent number of Class B Units) constituting a portion of the MB Minerals Consideration Units. Depending on the determination of any such potential claims in accordance with the applicable terms of the Kimbell PSA, the Indemnity Units are to be released to either the Buyers or the Sellers pursuant to the terms of the Kimbell PSA.

The Kimbell PSA contains customary representations and warranties by Buyers and Sellers. The Buyers, on the one hand, and the Sellers, on the other hand, agreed to indemnify each other, their affiliates and their respective officers, directors, employees, consultants, advisors, representatives and agents against certain losses resulting from breaches of their respective representations, warranties and covenants, subject to certain negotiated limitations and survival periods set forth in the Kimbell PSA.

In connection with the closing of the Kimbell PSA, Buyers and Sellers entered into a Registration Rights Agreement, dated May 17, 2023 (the “Kimbell RRA”). Pursuant to the terms of the Kimbell RRA, the Issuer will, among other things, (1) file a shelf registration statement on Form S-3 with the SEC within 14 days after the closing of the Kimbell PSA covering the resale of the Registerable Securities (as defined in the Kimbell RRA), (2) use its reasonable best efforts to cause the shelf registration statement to become effective as soon as reasonably practicable following such filing and (3) under certain circumstances, conduct underwritten offerings of such securities.

The foregoing descriptions of the Kimbell PSA and Kimbell RRA do not purport to be complete and are qualified in their entirety by the actual Kimbell PSA and Kimbell RRA, copies of which are filed as Exhibit 10.13 and Exhibit 10.14, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) The aggregate number and percentage of Common Units beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(b) For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), EnCap Partners GP, through its direct and indirect ownership and management of MB Minerals, Sabalo Midland Basin, EnCap Fund VIII and EnCap Fund IX, may be deemed to share the right to direct the vote or the disposition of the Common Units and OpCo Common Units (and an equal number of Class B Units) held of record by EnCap Fund VIII and MB Minerals, respectively, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own the Common Units and OpCo Common Units (and an equal number of Class B Units) held by EnCap Fund VIII and MB Minerals, respectively. The Securities held by the EnCap Entities represent approximately 13.98% of the outstanding Common Units (calculated based on an assumed combined total of 70,319,551 Common Units outstanding, which consists of (a) a total of 64,950,333 Common Units outstanding as of April 28, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2023, (b) 557,302 Common Units issued pursuant to the Kimbell PSA and (c) assumes that all 5,369,218 Class B Units directly held by MB Minerals (along with an equivalent number of Opco Common Units, but no other of Class B Units or Opco Common Units) were exchanged for newly-issued Common Units on a one-for-one basis). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Common Units or Class B Units (and OpCo Common Units) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A, Schedule B, Schedule C or Schedule D attached hereto, has effected any transaction in the Common Units during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

The information provided in Items 3 and 4 of the Original Schedule 13D is incorporated by reference in its entirety into this Item 6.

On May 19, 2023 the Reporting Persons entered into an Amended and Restated Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Amended and Restated Joint Filing Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit Number	Description of Exhibits
1.1	Amended and Restated Joint Filing Agreement, dated as of May 19, 2023.

10.1	Securities Purchase Agreement, dated as of February 6, 2019, by and among PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Kimbell Royalty Partners, LP and Kimbell Royalty Operating, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 12, 2019 and incorporated herein in its entirety by reference).

10.2	Amendment No. 1 to Securities Purchase Agreement, dated as of March 25, 2019, by and among PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Kimbell Royalty Partners, LP and Kimbell Royalty Operating, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2019 and incorporated herein in its entirety by reference).

10.3	Escrow Agreement, dated as of March 25, 2019, by and among PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Kimbell Royalty Partners, LP, Kimbell Royalty Operating, LLC and Citibank, National Association (filed as Exhibit 10.3 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.4	Joinder to Exchange Agreement, dated as of March 25, 2019, executed by PEP I Holdings, LLC (filed as Exhibit 10.4 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.5	Joinder to Exchange Agreement, dated as of March 25, 2019, executed by PEP II Holdings, LLC (filed as Exhibit 10.5 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

Exhibit Number	Description of Exhibits
10.6	Joinder to Exchange Agreement, dated as of March 25, 2019, executed by PEP III Holdings, LLC (filed as Exhibit 10.6 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.7	Exchange Agreement, dated as of September 23, 2018, by and among Kimbell Royalty Partners, LP, Kimbell Royalty GP, LLC, Kimbell Royalty Operating, LLC, the Kimbell Art Foundation, Haymaker Minerals & Royalties, LLC, EIGF Aggregator III LLC, TE Drilling Aggregator LLC and Haymaker Management, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

10.8	Adoption Agreement, dated as of March 25, 2019, executed by PEP I Holdings, LLC (filed as Exhibit 10.8 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.9	Adoption Agreement, dated as of March 25, 2019, executed by PEP II Holdings, LLC (filed as Exhibit 10.9 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.10	Adoption Agreement, dated as of March 25, 2019, executed by PEP III Holdings, LLC (filed as Exhibit 10.10 to the Original Schedule 13D filed with the SEC on April 4, 2019 and incorporated herein in its entirety by reference).

10.11	First Amended and Restated Limited Liability Company Agreement of Kimbell Royalty Operating, LLC, dated as of September 23, 2018, by and among Kimbell Royalty Partners, LP, Haymaker Minerals & Royalties, LLC, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, and the Kimbell Art Foundation (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

10.12	Amended and Restated Registration Rights Agreement, dated as of March 25, 2019, by and among Kimbell Royalty Partners, LP, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, Haymaker Minerals & Royalties, LLC, AP KRP Holdings, L.P., ATCF SPV, L.P., Zeus Investments, L.P., Apollo Kings Alley Credit SPV, L.P., Apollo Thunder Partners, L.P., AIE III Investments, L.P., Apollo Union Street SPV, L.P., Apollo Lincoln Private Credit Fund, L.P., Apollo SPN Investments I (Credit), LLC, AA Direct, L.P., PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Cupola Royalty Direct, LLC, Kimbell Art Foundation and Rivercrest Capital Partners LP (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2019 and incorporated herein in its entirety by reference).

10.13	Purchase and Sale Agreement, dated April 11, 2023, by and among MB Minerals, L.P., Barry Clark, Michael F. Dignam Jr., Thomas A. Medary, Wayne A. Psencik, and Kimbell Royalty Partners and Kimbell Royalty Operating, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2023 and incorporated herein in its entirety by reference).

10.14	Registration Rights Agreement, dated May 17, 2023, by and among MB Minerals, L.P., Barry Clark, Michael F. Dignam Jr., Thomas A. Medary, Wayne A. Psencik, and Kimbell Royalty Partners and Kimbell Royalty Operating, LLC (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2023 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023

MB Minerals, L.P.
By:	Sabalo Midland Basin, Inc.,
its General Partner

By:	/s/ Barry Clark
Name:	Barry Clark
Title:	President

Sabalo Midland Basin, Inc.

By:	/s/ Barry Clark
Name:	Barry Clark
Title:	President

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its General Partner
By:	EnCap Investments L.P.,
its General Partner
By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Partner

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Partner

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Partner

Schedule A

CONTROL PERSONS OF MB MINERALS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of MB Minerals are set forth below.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Sabalo Midland Basin, Inc. 800 North Shoreline Blvd., Suite 900 North Corpus Christi, Texas 78407	General Partner of MB Minerals, L.P.	n/a	n/a

EnCap Energy Capital Fund IX, L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Sole Stockholder of Sabalo Midland Basin, Inc.	n/a	n/a

EnCap Equity Fund IX GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund IX GP, LP.	n/a	n/a

EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments LP.	n/a	n/a

EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a

A-1

Schedule B

CONTROL PERSONS OF SABALO MIDLAND BASIN

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of Sabalo Midland Basin are set forth below. All members of the Board of Directors of Sabalo Midland Basin listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Ryan P. Devlin 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Managing Director of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

Douglas E. Swanson, Jr. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Managing Partner of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

Brad Thielemann 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Partner of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

Gary R. Petersen 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Managing Partner of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

Barry K. Clark 800 North Shoreline Blvd., Suite 900 North Corpus Christi, Texas 78407	Director	President	Sabalo Energy, LLC 800 North Shoreline Blvd., Suite 900 North Corpus Christi, Texas 78407

EnCap Energy Capital Fund IX, L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Sole Stockholder of Sabalo Midland Basin, Inc.	n/a	n/a

EnCap Equity Fund IX GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund IX GP, LP.	n/a	n/a

EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments LP.	n/a	n/a

EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a

B-1

Schedule C

CONTROL PERSONS OF ENCAP FUND VIII AND ENCAP FUND IX

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund VIII and EnCap Fund IX are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund VIII GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund VIII, L.P.	n/a	n/a

EnCap Equity Fund IX GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund VIII GP, LP. and EnCap Equity Fund IX GP, LP.	n/a	n/a

EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments LP.	n/a	n/a

EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. (“EnCap”) entered into a settlement with the United States Securities and Exchange Commission (the “SEC”) under which EnCap consented to the entry of an order (the “Order”) that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured, and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

C-1

Schedule D

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below. All members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, TX 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, TX 75219

Gary R. Petersen 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

D. Martin Phillips 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

Robert L. Zorich 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

Jason M. DeLorenzo 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

Douglas E. Swanson, Jr. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024

D-1